UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

January 15, 2020

(Date of Report (Date of earliest event reported))

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	30-0889118
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisition

E66 Controlled Subsidiary  – Springfield, VA

On January 15, 2020, we directly acquired ownership of a “majority-owned subsidiary”, E66 (the “E66 Controlled Subsidiary”), for an initial purchase price of approximately $15,738,000, which is the initial stated value of our equity interest in the E66 Controlled Subsidiary (the “E66 Investment”). The E66 Controlled Subsidiary used the proceeds to close on the acquisition of two adjacent, multi-tenant industrial flex buildings containing approximately 168,000 square feet of net rentable area (the “E66 Property”). The closing of both the E66 Investment and the E66 Property occurred concurrently.

The E66 Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the E66 Investment (the “E66 Operative Agreements”), we have full authority for the management of the E66 Controlled Subsidiary, including the E66 Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the E66 Investment, paid directly by the E66 Controlled Subsidiary.

The E66 Property was acquired for a purchase price of approximately $15,738,000, which includes the acquisition fee of approximately $155,000. We anticipate seeking entitlements to construct a new, approximately 142,000 square foot last-mile delivery facility, to be leased to one or more industrial tenant(s). Incremental development costs are estimated to be roughly $13,300,000, bringing the total project cost to approximately $29,000,000. There can be no guarantee that such results will be achieved. No financing was used for the acquisition of the E66 Property, however, construction financing has been assumed in the return projections below.

The E66 Property is located in the populous suburb of Springfield, VA. Springfield is a roughly 30 minute drive to downtown Arlington, VA and Washington, D.C. The large population base and commercial hubs in the E66 Property’s vicinity make it ideal for transportation, delivery and/or logistics based tenants serving households of Northern Virginia or businesses located in downtown Arlington or Washington, D.C. Additionally, the E66 Property resides in one of the few pockets of land in Fairfax County that is zoned I-6 for heavy industrial use. The lack of available industrial land in the submarket poses a barrier to entry for the delivery of additional, competitive properties.

The following table contains performance assumptions and projections. Individual assumptions and projected returns are presented at the asset level. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Returns	Total Projected Project Costs	Projected Stabilized General Vacancy	Projected Hold Period
E66	7.6% - 12.3%	$29,000,000	5.0%	10

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in Fundrise East Coast Opportunistic REIT, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated October 30, 2019, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EAST COAST OPPORTUNISTIC, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: January 22, 2020